

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2025

Jiyang (Ray) Han
Chief Financial Officer
Lanvin Group Holdings Limited
4F, 168 Jiujiang Road
Carlowitz & Co, Huangpu District
Shanghai, 200001, China

> **Re: Lanvin Group Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2024**
> **Filed April 30, 2025**
> **File No. 001-41569**

Dear Jiyang (Ray) Han:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing